FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Orrstown Financial Services, Inc.

77 E. King Street

Shippensburg, PA 17257

Attn: Thomas R. Quinn, Jr., President & CEO

(717) 530-2602

April 8, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Marc Thomas, Staff Accountant

Re:	Orrstown Financial Services, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 11, 2011

File No. 1-34292

Dear Mr. Thomas:

By this letter, Orrstown Financial Services, Inc. (the “Company”) is responding to the comments of the staff (the “Staff) of the United States Securities and Exchange Commission (the “Commission”) to our Annual Report on Form 10-K for the year ended December 31, 2010 as filed with the Commission on March 11, 2011. The Company’s responses to the Staff’s letter of comment dated March 25, 2011 have been titled and numbered to correspond to the Staff’s comments.

As set forth below, we are requesting confidential treatment for portions of this letter as identified by [***] (the “Confidential Portions”), pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 CFR §200.83 (the “Rule”), and in connection with the Freedom of Information Act (5 USC §552). In accordance with Rule 83, we have separately filed this letter (but not the Confidential Portions) with the Freedom of Information and Privacy Act Office of the Commission. The unredacted Confidential Portions are being submitted to you separately.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Asset Quality, Risk Elements page 45

Staff Comment:

1.	We note your discussion of the four commercial relationships which encompass the majority of the nonaccrual loan balance at December 31, 2010. Please provide us with the following as it relates to each of these relationships:

•	When the loan was originated;

•	The allowance for loan losses associated with the loan, as applicable;

When the loan became non-accrual;

•	The underlying collateral supporting the loan;

•	The last appraisal obtained from the loan, as applicable;

•	The amount of any charge-offs recorded to date; and

•	Any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan as of December 31, 2010 and through the date of your response.

Company’s Response:

A separate attachment outlining the information requested above has been provided in response to your letter of comment. In drafting our disclosure for inclusion in the Management’s Discussion & Analysis (MD&A), management balanced the need for transparent disclosure to its shareholders and other users of the financial information with our desire not to over disclose pertinent facts and information that the borrowers, or their attorneys, may read. In the event a borrower could decipher our discussion and determine that they were the relationship mentioned, they may have attempted to use such information to their benefit in loan workout negotiations. The information set forth in the attachment is subject to the Rule 83 confidential treatment request set forth elsewhere in this letter.

Staff Comment:

2.	As it relates to your consideration of guarantors in the determination of the allowance for loan losses on loans which have personal guarantees, please address the following:

•

Tell us how the company evaluates the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•

Tell us how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Company’s Response:

On certain credit relationships, consideration is given to the financial strength of a guarantor in determining specific reserve allocations on loans individually evaluated for impairment. In those situations in which a personal guarantee is considered in the impairment analysis, the following factors are considered specifically related to the guarantor:

Financial strength of the guarantor – the guarantor’s most recent financial statements are obtained and the excess cash flows are analyzed to determine if there are sufficient amounts to keep the loan current and/or pay the loan off. Additional factors considered would the type of liquid investments the guarantor holds and their liquidity. In addition, the guarantor’s net worth and contingent liabilities, including their guarantees of other credit relationships, would also be analyzed and considered.

Guarantor’s willingness to meet the debt service requirements – The willingness of the guarantor to meet a loan’s debt service requirements is also considered in determining if any reliance can be placed on the guarantee for any deficiencies in cash flows or collateral values. Personal interactions with the guarantor, past experience with the guarantor, and credit scores and ratings are evaluated and considered.

An evaluation of the guarantor’s ability to continue to enhance the credit is done quarterly to coincide with financial reporting. A review of the guarantor’s financial statements is performed periodically, but not less frequently than annually, in connection with the evaluation.

Despite having guarantees on numerous loans that have been in loan workout or have been foreclosed upon, management typically does not rely on guarantees unless the guarantor is financially strong and has demonstrated a willingness to meet the obligations of the borrower. Often times, the financial perils of a guarantor mirror that of the borrower, and they declare bankruptcy in order to avoid the Company’s pursuit of their guarantee. In the past twenty four months, the Company has been successful in enforcing the guarantee either in total, or a partial pay-down of the loan in three separate instances. In one case, the guarantors paid the deficient balance in total, and in two other cases, the guarantors reduced the charge-off to the Bank by $275,000 and $112,000.

Generally speaking, the Company attempts to enforce the guarantee despite the fact it has not placed reliance on it in the determination of an impairment reserve. In cases of bankruptcy, the Company will file a judgment against the guarantor. In limited situations, the Company will not pursue a guarantee course of action when it feels the publicity may have a negative impact on its image or public perception.

As of December 31, 2010, the Company had four (4) relationships in which the borrower’s income, or the collateral securing the loan is not sufficient to cover the loan balance, for which the Bank is relying upon the guarantors, due to their financial strength and willingness to meet the contractual terms of the loan agreement, in determining not to consider the loans impaired. These four relationships total $11,490,000 at December 31, 2010.

Credit Risk Management – Allowance for Loan Losses, page 47

Staff Comment:

3.	We noted your disclosure on page 49, that the Company modified its criteria for identifying impaired loans, as performing substandard loans were no longer considered impaired. We also note that you consider “Substandard loans, by definition, to have a well –defined weakness, or weaknesses that jeopardize the liquidation of the debt and these loans are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Please tell us and revise your disclosures in future filings, as it relates to the definition of ‘substandard loans’ to indicate that this category includes loans that are performing. Further, you should address the reasons for the including these types of loans within this specific category, and not some other category, within your internal risk rating system and why the change was made in 2010. Additionally, you should quantify the amount of loans included within the ‘substandard’ category that are performing. We reference the requirement of ASC 310-10-50-28 as it relates to an entity’s credit quality indicators.

Company’s Response:

In our future filings, beginning with the Quarterly Report for the quarter ended March 31, 2011, the Credit Risk Management – Allowance For Loan Losses section of our Management’s Discussion and Analysis will include revised disclosure to indicate that the “Substandard” loan category includes loans that management has determined not to be impaired, as well as loans that are impaired. Such disclosure would appear substantially as follows and include the indicated table:

Credit Risk Management

Allowance for Loan Losses

*  *  *

In order to monitor ongoing risk associated with its loan portfolio and specific credits within the segments, management uses an eight point internal grading system. The first four rating categories, representing the lowest risk to the Bank, are combined and given a “Pass” rating. The “Special Mention” category includes loans that have potential weaknesses that may, if not monitored or corrected, weaken the asset or inadequately protect the Bank’s position at some future date. These assets pose elevated risk, but their weakness does not yet justify a more severe, or criticized rating. Management generally follows regulatory definitions in assigning criticized ratings to loans, including substandard, doubtful or loss. “Substandard” loans are classified as they have a well-defined weakness, or weaknesses that jeopardize liquidation of the debt. These loans are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. “Substandard” loans include loans that management has determined not to be impaired, as well as loans considered to be impaired. A “doubtful” loan has a high probability of total or substantial loss, but because of specific pending events that may strengthen the asset, its classification of loss is deferred. “Loss” assets are considered uncollectible, as the underlying borrowers are often in bankruptcy, have suspended debt repayments, or ceased business operations. Once a loan is classified as “Loss”, there is little prospect of collecting the loan’s principal or interest and it is generally written off.

*  *  *

(Dollars in thousands)	Pass	Special Mention	Non- Impaired Substandard	Impaired Substandard	Doubtful	Total
Commercial real estate:
Owner-occupied	$162,968	$2,035	$6,311	$—	$686	$172,000
Non-owner occupied	120,633	4,274	15,495	2,970	—	143,372
Multi-family	20,030	676	3,853	—	90	24,649
Acquisition and development:
1-4 family residential construction	24,199	2,297	2,801	—	—	29,297
Commercial and land development	79,391	2,487	6,134	93	—	88,105

Commercial and industrial	221,111	17,062	14,992	9,770	1,008	263,943
Residential mortgage:
First lien	117,607	—	1,843			119,450
Home equity - term	39,279	—	1,539	—	—	40,818
Home equity - lines of credit	71,364	—	183	—	—	71,547
Installment and other loans	11,062	—	50	—	—	11,112

	$867,644	$28,831	$53,201	$12,833	$1,784	$964,293

Classified loans may also be evaluated for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Generally, loans that are more than 90 days past due are assigned a “Substandard” rating. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, construction and restructured loans by either the present value of the expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

In 2010, the Company began to distinguish Substandard loans on both an impaired and non-impaired basis, as it placed less emphasis on a loan’s classification, and increased reliance on whether the loan was performing in accordance with the contractual terms. “Substandard” classification does not automatically meet the definition of “impaired”. A substandard credit is one that is inadequately protected by current sound worth, paying capacity of the obligor or the collateral pledged, if any. Extensions of credit so classified have well-defined weaknesses which may jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard credits, does not have to exist in individual extensions of credit classified substandard. As a result, the Company revised its methodology in its evaluation of certain accruing commercial real estate, acquisition and development and commercial and industrial loans rated “substandard” collectively for impairment as opposed to evaluating these loans individually for impairment. Although we believe these loans have well defined weaknesses and meet the definition of “substandard”, they are generally performing and management has concluded that it is likely it will be able to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Approximately $53,201,000 of loans that were in previous years evaluated individually for impairment were collectively evaluated for impairment at December 31, 2010, resulting in an additional allowance for loan losses allocation of $3,710,000.

*  *  *

Staff Comment:

4.	Please address and revise your future filings to disclose the following information related to your troubled debt restructurings:

•	TDRs or renegotiated loans quantified by loan type classified separately as accrual/nonaccrual;

•	Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;

•

Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different type of concessions.

Company’s Response:

The following will be incorporated into future filings in the Loan Significant Accounting Policy, consistent with the requirements of the recently issued Accounting Standards Update (ASU) No. 2011-2, “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring.” This disclosure will initially be incorporated into the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

Loans the terms of which are modified are classified as troubled debt restructurings if a concession was granted, for legal or economic reasons, related to a debtor’s financial difficulties. Concessions granted under a troubled debt restructuring typically involve a temporary deferral of scheduled loan payments, an extension of a loan’s stated maturity date or a temporary reduction in interest rates. If a modification occurs while the loan is on accruing status, it will continue to accrue interest under the modified terms. Nonaccrual troubled debt restructurings are restored to accrual status if scheduled principal and interest payments, under the modified terms, are current for six months after modification, and the borrower continues to demonstrate its ability to meet the modified terms. Troubled debt restructurings are evaluated individually for impairment if they have been restructured during the most recent calendar year, or if they are not performing according to their modified terms.

In addition, the footnote on troubled debt restructurings will be expanded to include the loans modified which are in accruing or nonaccrual status, as well as a discussion quantifying the types of modifications made. A proforma footnote that will be included in the March 31, 2011, Quarterly Report on Form 10-Q, is as follows:

The following presents impaired loans that are troubled debt restructurings as of March 31, 2011 and December 31, 2010, as well as the number of loans modified during the three and twelve month periods.

	Troubled Debt Restructurings			New Troubled Debt Restructurings During Current YTD Period
	Number of Contracts	Recorded Investment		Number of Contracts	Recorded Investment
March 31, 2011
Accruing:
Residential mortgage:
First lien	1	$	xxxxx	1	$	xxxxx
Home equity - term	1		xxxxx	1		xxxxx

	2	$	xxxxx	2	$	xxxxx

December 31, 2010
Accruing:
Residential mortgage:
First lien	1		$470	1		$470
Home equity - term	1		711	1		711

	2		$1,181	2		$1,181

The loans presented above were considered troubled debt restructurings as the result of the Company agreeing to a temporary reduction in interest rates for periods not exceeding 12 months in order to assist the borrowers to improve cash flows during such periods. To date, the only concessions the Company has made to borrowers in the form of troubled debt restructurings are reduced interest rates. No additional commitments have been made to borrowers whose loans are considered troubled debt restructurings.

Staff Comment:

5.	We note the disclosure on page 51, that as of December 31, 2010, the Company changed how it determined its general loan loss allowance from a rolling twelve quarter equally weighted to a rolling eight quarter with a 2/3 weight given to the most recent four quarters. Please tell us and revise your future filings to more clearly describe the changes made and the reasons why the change was made, quantify the effects of those changes on the provision for loan losses. Also, please tell us and revise to address the following:

•	The historical loss data you used as a starting point for estimating current losses;

•	How you specifically incorporated economic factors affecting loan quality into your allowance estimate;

•	The level of specificity you used to group loans for purposes of estimating losses;

•	Your nonaccrual and charge-off policies; and

•	Any other estimation and assumptions you used.

Company’s Response:

In response to your comment, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 will expand its MD&A on the determination of general allowances provided on loans collectively evaluated for impairment as follows:

For each loan class presented above, general allowances are provided for loans that are collectively evaluated for impairment, which is based on quantitative factors, principally historical loss trends for the respective loan class, adjusted for qualitative factors. As of December 31, 2010, the historical loss factor was based on average charge-offs for the last 8 quarters (e.g. January 1, 2009 – December 31, 2010), whereas prior to December 31, 2010, the historical loss factor was based on an equally weighted rolling 12 quarters. Effective December 31, 2010, for loans rated special mention and substandard not deemed impaired, a weighted average rolling 8 quarters average charge-off percentage on the related graded loan type, with a two-third weight to the most recent four quarters, and a one-third weight for the furthest four quarters was utilized. For non-rated loans evaluated collectively for impairment, the charge-off factor for the last 8 quarters is factored into the reserve allocation. The refinement to the methodology was made as management determined that the most recent two years, and in particular, the most recent 12 months for rated loans, is a better reflection of the losses inherent in the loan portfolio at December 31, 2010. Additional reserve allocations of approximately $730,000 resulted due to the change to the most recent 8 quarter history, which management believes is a better reflection of losses inherent in the portfolio based on recent loss history. In making this determination, management considered current economic and real estate conditions, trends in historical charge-off percentages at the Company as well as peers, and feedback from regulators.

In addition to the quantitative analysis, additional reserves are allocated on loans collectively evaluated for impairment based on additional qualitative factors. The qualitative factors used by management to adjust the historical loss percentage to the anticipated loss allocation, which range from 0 – 10 bp per factor, include:

National and local economic trends (five factors) – Ratios and factors considered include trends in the consumer price index (CPI); unemployment rates; housing price index; housing starts compared to the prior year; and bankruptcy rates.

Credit quality trends (four factors) – Ratios and factors considered include trends in delinquency ratios; 90 days plus and nonaccrual loans; average net loan losses to loans outstanding; and classified loans to total loans.

Underwriting policies (three factors) – Factors considered including the number of exceptions to loan policy; supervisory loan to value exceptions; and the instances of repeat criticisms of ratings.

Experience, ability and depth of lending and loan review staff (four factors) – Factors considered include the years experience of the lending and loan review staff; turnover of the staff; instances of loan grade migration; and the penetration of loans reviewed.

Other (two factors) – Other factors considered include concentrations of credit from loan type or shifts in industry or geographic region.

In addition, in future filings the Credit Risk Management section will also provide greater discussion as to the Company’s nonaccrual and charge-off policies, consistent with that disclosed in response to comment number 6.

Staff Comment:

6.	Please tell us and revise your disclosures in future filings to address the following as it relates to both the portfolio segments and classes of financing receivables:

•	A description of the risk characteristics of each portfolio segment in accordance with ASC 310-10-50-11B(a)(2);

•	The policy for placing financing receivables on nonaccrual status in accordance with ASC 310-10-50-6(a);

•	The policy for recording payments received on nonaccrual receivables in accordance with ASC 310-10-50-6(b);

•	The policy for resuming accrual of interest in accordance with ASC 310-10-50-6(c);

•	The policy for determining past due or delinquency status in accordance with ASC 310-10-50-6(e); and

•	The policy for which loans the entity assesses for impairment in accordance with ASC 310-10-50-15(d).

Company’s Response:

Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, the Loan footnote will include disclosure to address the first bullet point as follows:

The risks associated with lending activities differ among the various loan classes, and are subject to the impact of changes in interest rates, market conditions of collateral securing the loans, and general economic conditions. All of these factors may adversely impact the borrower’s ability to repay its loans, and impact the associated collateral.

The Company has various types of commercial real estate which have differing levels of credit risk associated with them. Owner-occupied commercial real estate loans are generally dependent upon the successful operation of the borrowers business, with the cash flows generated from the business being the primary source of repayment of the loan. If the business suffers a downturn in sales or profitability, the borrower’s ability to repay the loan could be in jeopardy. In order to minimize this credit risk, the Company has conservative underwriting standards which include the credit worthiness of the borrower, limitation on loan amounts to 75% of the value of the property securing the loan, and strong debt service coverage ratios.

Non-owner occupied and multi-family commercial real estate loans present a different credit risk to the Company than owner-occupied commercial real estate, as the repayment of the loan is dependent upon the borrower’s ability to generate a sufficient level of occupancy to produce rental income that exceeds debt service requirement and operating expenses. Lower occupancy or lease rates may result in reduction in cash flows, which hinder the ability of the borrower to meet debt service requirements, and may result in lower collateral values. The Company generally follows the same underwriting standards as with owner-occupied commercial real estate, but recognizes the greater risk inherent in these credit relationships in its loan pricing.

Acquisition and development loans consists of 1-4 family residential construction and commercial and land development loans. The risk of loss on these loans is largely dependent on the Company’s ability to assess the property’s value at the completion of the project, which should exceed the property’s construction costs. During the construction phase, a number of factors could potentially negatively impact the collateral value, including cost overruns, delays in completing the project, competition, and real estate market conditions which may change based on the supply of similar properties in the area. In the event the collateral value at the completion of the project is not sufficient to cover the outstanding loan balance, the Company must rely upon other repayment sources, including the guarantors of the project or other collateral securing the loan. The Company attempts to mitigate credit risk through strict underwriting standards including evaluation of the credit worthiness of the borrower and their success in other projects, aggressive release fees, loan-to-value ratios not to exceed 75%, and continual monitoring of the project during its construction phase to determine the impact that overruns and delays may have on the project.

Commercial and industrial loans include advances to local and regional businesses for general commercial purposes and include permanent and short-term working capital, machinery and equipment financing, and may be either in the form of lines of credit or term loans. Although commercial and industrial loans may be unsecured to our highest rated borrowers, the majority of these loans are secured by the borrower’s accounts receivable, inventory and machinery and equipment. In a majority of these loans, the collateral also includes the business real estate or the business owner’s personal real estate or assets. Commercial and industrial loans present credit exposure to the Company, as they are more susceptible to risk of loss during a downturn in the economy, as borrowers may have greater difficulty in meeting their debt service requirements and the value of the collateral may decline. The Company attempts to mitigate this risk through strict underwriting standards, including evaluating the credit worthiness of the borrower and to the extent available, credit ratings on the business. Additionally, monitoring of the loans through annual renewals and meetings with the borrowers are common. However, these procedures cannot eliminate the risk of loss associated with commercial and industrial lending.

The Company originates loans to its retail customers, including fixed-rate and adjustable first lien mortgage loans with the underlying 1-4 family owner-occupied residential property securing the credit. The Company’s risk exposure is minimized in these types of loans through the evaluation of the credit worthiness of the borrower, including credit scores and debt-to-income ratios, and underwriting standards which limits the loan-to-value ratio to generally no more than 80%, unless the borrower obtains private mortgage insurance.

Home equity loans, including term loans and lines of credit, present a slightly higher risk to the Company than 1-4 family first liens, as these loans can be first or second liens on 1-4 family owner occupied residential property, but can have loan-to-value ratios of no greater than 90% of the value of the real estate taken as collateral. The credit worthiness of the borrower is considered including credit scores and debt-to-income ratios, which generally cannot exceed 38%.

Installment and other loans’ credit risk are mitigated through conservative underwriting standards, including the evaluation of the credit worthiness of the borrower, including credit scores and debt-to-income ratios, and if secured, the collateral value of the assets. As these loans can be unsecured or secured by assets the value of which may depreciate quickly or may fluctuate, they present a greater risk to the Company than 1-4 family residential loans.

Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, the significant accounting policy related to loans will be revised to address the points addressed in the second through fifth bullets, as follows:

For all classes of loans, the accrual of interest income on loans, including impaired loans, ceases when principal or interest is past due 90 days or more or immediately if, in the opinion of management, full collection is unlikely. Interest will continue to accrue on loans past due 90 days or more if the collateral is adequate to cover principal and interest, and the loan is in the process of collection. Interest accrued, but not collected, as of the date of placement on nonaccrual status, is reversed and charged against current interest income, unless fully collateralized. Subsequent payments received are either applied to the outstanding principal balance or recorded as interest income, depending upon management’s assessment of the ultimate collectability of principal. Loans are returned to accrual status, for all loan classes, when all the principal and interest amounts contractually due are brought current, has performed in accordance with the contractual terms of the note for a reasonable period of time, generally six months, and the ultimate collectability of the total contractual principal and interest is reasonably assured. Past due status is based on contractual terms of the loan for all loan classes.

The information requested in bullet point six is discussed in connection with our impaired loan discussion, which is discussed in our responses to comment numbers 3 and 5.

Staff Comment:

7.	We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative footnote disclosure is reasonably available, please consider providing comparative footnote disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Company’s Response:

It was management’s intention that beginning with filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2011, comparative disclosure, and related discussion, of credit quality disclosures will be provided on a quarterly basis. Initially, the quarterly disclosures will compare the most recent quarter end credit quality tables to the prior year end.

Note 20. Fair Value Disclosures

Impaired Loans, page 102

Staff Comment:

8.	Please address and disclose the following as it relates to your appraisal policies:

•

When the Company does not have a new appraisal on file, describe in more detail the procedures performed in determining whether the assumptions reflected in these original appraisals are reflective of current market conditions, particularly for those appraisals that are more than a year old.

•

Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO. Tell us how you define collateral dependent loans. In determining the fair value address whether you make adjustments to original appraisals to take into consideration current market conditions. If so, describe the types of adjustments made. Alternatively, if you perform an internal valuation to estimate fair value, please describe the valuation approaches used, the significant assumptions used in each model, and if multiple valuation approaches are used, the relative weighting of each model. Clarify whether you make any adjustments to current appraisals and if so, describe the type of adjustments made and the reasons for such adjustments.

•	When you receive new appraisals, describe the type of appraisals received, such as “retail value” or “as is value”;

•

Address how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

•	Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

•	Address the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately; and

•	Address how you determine the amount to charge-off.

Company Response:

The Staff’s comments address the Company’s fair value disclosure. The information the Staff is seeking would provide additional insight to our impaired loan discussion. As such, we have included comments addressing your points in Note 4, Loans. In Note 20, Fair Value Disclosures, we cross reference to the expanded discussion in Note 4. In future filings with the Commission, this revised discussion will be as follows:

Classified loans may also be evaluated for impairment. For commercial real estate, acquisition and development and commercial and industrial loans, a loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Nonaccrual loans in the commercial and commercial real estate portfolios are, by definition, deemed to be impaired. Impairment is measured on a loan-by-loan basis for commercial, construction and restructured loans by either the present value of the expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is collateral dependent if the repayment of the loan is expected to be provided solely by the underlying collateral. For loans that are deemed to be impaired for extended periods of time, periodic updates on fair values are obtained, which may include updated appraisals. The updated fair values will be incorporated into the impairment analysis as of the next reporting period. In the event an updated appraisal that requires a higher impairment reserve is received after a reporting period, but prior to the issuance of the financial statements, an evaluation is made as to the significance of the difference and whether the amounts need to be reflected in the financial statements not yet issued.

Loan charge-offs, which may include, from time-to-time, a partial charge-off, are taken on an impaired loan that is collateral dependent if the loan’s carrying balance exceeds its collateral’s appraised value, the loan has been identified as uncollectible, and it is deemed to be a confirmed loss. Typically, impaired loans with a charge-off or partial charge-off will continue to be considered impaired, unless the note is split into two, and management expects the performing note to continue to perform and is adequately secured. The second, or non-performing note, would be charged-off. As of the periods presented, the Company has no loans to borrowers that resulted from splitting impaired loans into multiple notes. Further, an impaired loan with a partial charge-off may continue to have an impairment reserve on it after the partial charge-off, if factors warrant.

As of December 31, 2010 and 2009, nearly all of the Company’s impaired loans’ extent of impairment was measured based on the estimated fair value of the collateral securing the credit. For real estate loans, collateral generally consists of commercial real estate, but in the case of commercial and industrial loans, it would also consist of accounts receivable, inventory, equipment or other business assets. Commercial and industrial loans may also have real estate collateral.

At the time a real-estate secured loan is deemed impaired, management determines whether an updated certified appraisal of the real estate is necessary to assist in determining the extent of an impairment reserve, if any. The decision for requiring an updated appraisal takes into consideration the age of the most recent appraisal, the loan-to-value ratio based on the original certified appraisal, the Company’s recent experience and knowledge of market conditions, recent list prices or broker opinions, the condition of the property, and environmental factors. If market conditions have changed significantly from the date of the most recent appraisal, an updated appraisal will be obtained. The “as is value” provided in the appraisal is often used as the fair value of the collateral in determining impairment, unless circumstances, such as subsequent improvements, approvals, or other circumstances dictate that another value provided by the appraiser is more appropriate.

As of December 31, 2010, approximately 90% of impaired loans secured by real estate were measured at fair value using certified real estate appraisals that had been completed within the last year. Appraised values are further discounted for estimated costs to sell the property and other selling considerations to arrive at the properties’ fair value.

In those situations in which it is determined an updated appraisal is not required for loans individually evaluated for impairment, fair values are based on one or a combination of the following approaches. In those situations in which a combination of approaches is considered, the factor that carries the most consideration will be the one management believes is warranted. The approaches are as follows:

•

Original appraisal – if the original appraisal provides a strong loan-to-value (generally 80% or lower) and, after consideration of market conditions and knowledge of the property and area, it is determined by the loan review staff that there has not been a significant deterioration in the collateral value, the original certified appraised value will be used. Discounts as deemed appropriate for selling costs are factored into the appraised value in arriving at fair value.

•

Discounted cash flows – In limited cases, discounted cash flows may be used on projects in which the collateral is liquidated to reduce the borrowings outstanding, and is used to validate collateral values derived from other approaches.

Collateral on certain impaired loans is not limited to real estate, and consists of accounts receivable, inventory, equipment or other business assets. Estimated fair values are determined based on borrowers’ financial statements, inventory ledgers, accounts receivable agings or appraisals from individuals with knowledge in the business. Stated balances are generally discounted for the age of the financial information or the quality of the assets. In determining fair value, liquidation discounts are applied to this collateral based on existing loan evaluation policies.

In addition, a loan characterized as nonaccrual does not, itself, require a charge to the provision for loan losses or a charge-off. Accounting guidance provides that a charge to the provision or a charge-off is triggered when a loan is classified as impaired. We have added a sentence to the first paragraph of the proposed new disclosure above that states “Nonaccrual loans in the commercial and commercial real estate portfolios are, by definition, deemed to be impaired”. This additional sentence provides the link between nonaccrual loans and the recording of provisions for loan losses and possible charge-offs. The timing of a charge-off of an impaired loan is difficult to generalize, as there are numerous impaired loans that never result in a charge-off, whereas others may be charged-off almost immediately if the credit, or collateral securing the credit, has materially deteriorated. The charge-off and provisioning levels are dependent on the individual facts and circumstances of each lending relationship.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Commission pursuant to Securities Exchange Act of 1934, as amended (the “Filings”); (ii) Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any Filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment Requested

In addition, in connection with the submission of this response letter, the Company requests, pursuant to 17 CFR §200.83, that the Confidential Portions be maintained in confidence, not be made part of any public record and not be disclosed to any person as the Confidential Portions contain confidential, commercially sensitive information. In accordance with 17 CFR §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect the Confidential Portions, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company, if it deems necessary or appropriate, may pursue any remedies available to it.

Please direct any questions regarding the Company’s response to the undersigned at (717) 530-2602.

Yours truly,

ORRSTOWN FINANCIAL SERVICES, INC.

/s/ Thomas R. Quinn, Jr.

Thomas R. Quinn, Jr.
President and Chief Executive Officer

cc:	Dean H. Dusinberre, Esquire

Scott Drake, CPA

Confidential Treatment Requested by Orrstown Financial Services, Inc. Request #1

Orrstown Financial Services, Inc.

Attachment to Response to SEC Staff Letter of Comment, dated April 8, 2011

(1) Asset Quality, Risk Elements

Relationship One (1)

•	Origination date: [***].

•	Loan Balance as of 12/31/2010: [***].

•	ALLL allocation: [***].

•	Nonaccrual date: [***].

•	Collateral: [***].

•	Appraisal date: [***].

•	Charge offs to date: [***].

•	Additional comments: [***].

Relationship Two (2)

•	Origination date: [***].

•	Aggregate Loan Balance as of 12/31/2010: [***].

•	Aggregate ALLL allocation: [***].

•	Nonaccrual dates: [***].

•	Collateral: [***].

•	Appraisal date: [***].

•	Charge offs to date: [***].

•	Additional comments: [***].

Relationship Three (3)

•	Origination date: [***].

•	Loan Balance as of 12/31/2010: [***].

•	ALLL allocation: [***].

•	Nonaccrual date: [***].

•	Collateral: [***].

•	Appraisal date: [***].

•	Charge offs to date: [***].

•	Additional comments: [***].

Orrstown Financial Services, Inc. respectfully requests that the information contained on this page be treated as confidential information and that the Commission provide timely notice to Orrstown Financial Services, Inc., Attn: Thomas R. Quinn, Jr., President and Chief Executive Officer, 77 East King Street, Shippensburg, PA 17257, (717) 530-2602, before it permits any disclosure of the information on this page.

Confidential Treatment Requested by Orrstown Financial Services, Inc. Request #1

Relationship Four (4)

•	Origination date: [***].

•	Loan Balance as of : [***].

•	ALLL allocation: [***].

•	Nonaccrual date: [***].

•	Collateral: [***].

•	Appraisal date: [***].

•	Charge offs to date: [***].

•	Additional comments: [***].

Orrstown Financial Services, Inc. respectfully requests that the information contained on this page be treated as confidential information and that the Commission provide timely notice to Orrstown Financial Services, Inc., Attn: Thomas R. Quinn, Jr., President and Chief Executive Officer, 77 East King Street, Shippensburg, PA 17257, (717) 530-2602, before it permits any disclosure of the information on this page.